                                                                   Exhibit 12(a)


                OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

         Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                                 (In millions)


                                                     Six Months
                                                   Ended June 30,
                                                   --------------

                                                  1995         1994
                                                  ----         ----
     Earnings:
     Income before taxes                        $127.2       $ 66.5
     Add (deduct):
     Income taxes of 50% owned affiliates          2.4          2.0

     Equity in losses of less than 50%
     owned affiliates                              1.8          3.7

     Dividends received from less
     than 50% owned affiliates                       -          0.1


     Interest capitalized, net of amortization    (0.2)        (0.1)

     Fixed charges as described below             31.7         28.7
                                                ------       ------

          Total                                 $162.9       $100.9
                                                ======       ======

     Fixed Charges:
     Interest expense                           $ 22.9       $ 20.2

     Estimated interest factor in rent expense     8.8          8.5
                                                ------       ------

          Total                                 $ 31.7       $ 28.7
                                                ======       ======


     Ratio of earnings to fixed charges            5.1          3.5
                                                ======       ======